EXHIBIT 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

(UNAUDITED)

Atlas Resource Partners, L.P.

(amounts in thousands, except ratios)

	Nine Months Ended September 30,
	2013	2012
Earnings:
Net loss(1)	$(51,250)	$(32,994)
Fixed Charges	35,905	4,482
Interest capitalized	(10,484)	(982)
Amortization of previously capitalized interest	606	24
Total	$(25,223)	$(29,470)
Fixed Charges:
Interest cost and debt expense	$22,145	$2,529
Interest capitalized	10,484	982
Interest allocable to rental expense(2)	3,276	971
Total Fixed Charges	35,905	4,482
Preferred dividends	8,277	1,652
Total Fixed Charges and Preferred Dividends	$44,182	$6,134
Ratio of Earnings to Fixed Charges(3)	—	—
Ratio of Earnings to Fixed Charges and Preferred Dividends(3)	—	—

(1)	Includes losses on asset sales and disposals of $2.0 million and $7.0 million during the nine months ended September 30, 2013 and 2012, respectively.
(2)	Represents one-third of the total operating lease rental expense which is that portion deemed to be interest.
(3)	Due to the Partnership’s net losses for the nine months ended September 30, 3013 and 2012, its earnings were insufficient to cover its fixed charges by $25.2 million and $29.5 million.